Exhibit 99.1

Claude Resources Inc. Records Net Profit of $9.5 Million in 2011

Trading Symbols
TSX - CRJ
NYSE Amex - CGR

SASKATOON, March 30, 2012 /CNW/ - Claude Resources Inc. ("Claude" or the "Company") today reported financial and operating results for the year ended December 31, 2011.

Highlights include:

•         Net profit for 2011 was $9.5 million, or $0.06 per share, compared to $10.3 million, or $0.08 per share, for 2010.

•         Cash flow from operations (1) before net changes in non-cash working capital was $22.2 million, or $0.14 per share, for the year ended December 31, 2011 (December 31, 2010 - $19.8 million, or $0.15 per share).

•         Inferred resource base at Seabee Gold Operation increased 236%. The inclusion of the L62 and Santoy Gap deposits into Mineral Reserves and Mineral Resources came only six and nine months after their respective discoveries.

•         On February 2, 2012, the Company announced the acquisition of St. Eugene Mining Corporation Limited, acquiring the remaining 35% of Amisk to consolidate the project.

•         Gold sales during the fourth quarter of 11,855 ounces at an average price of $1,678 (US $1,641) representing revenue of $19.9 million, up 34% from fourth quarter 2010 revenue of $14.9 million. For the twelve months ending December 31, 2011, gold sales were 44,632 ounces at an average price of $1,561 (US $1,578) representing revenue of $69.7 million, up 24% from revenue of $56.0 million for the year ended December 31, 2010.

•         Total Canadian dollar cash cost per ounce of gold (1) for the twelve months ending December 31, 2011 increased 28% to CDN $908 (US $918) per ounce from CDN $709 (US $688) during 2010.

•         $35.7 million of cash, cash equivalents and short term investments and working capital of $42.4 million as at December 31, 2011.

Neil McMillan, President and Chief Executive Officer commented that "In 2011, the Company had a terrific year increasing our inferred resource base by 236% at the Seabee Gold Operation. In 2012 we have increased our exploration budget to record levels in order to continue the discovery success we had in 2011."

"Operationally, we had difficulty achieving our production guidance due to lower grade ore being mined as a result of development constraints."

McMillan also added, "The Company made steady progress in underground development and the recruitment of experienced miners. We began 2012 with a strong balance sheet and will continue to upgrade and invest in infrastructure for future production increases and unit cost containment at the Seabee Gold Operation."

Financials

On January 1, 2011, the Company adopted International Financial Reporting Standards ("IFRS") for Canadian publicly accountable enterprises and its financial statements have been prepared using IFRS.

Further details regarding IFRS can be found in the Company's 2011 Management Discussion & Analysis available on SEDAR (www.sedar.com).

Financial Highlights:

	Three Months	Three Months	Twelve Months	Twelve Months
	December 31	December 31	December 31	December 31
	2011	2010	2011	2010

Gold revenue (CDN$ millions)	19.9	14.9	69.7	56.0
Cash flow from operations (CDN$ millions) (1)	4.4	6.2	22.2	19.8
Cash flow per share (CDN$ millions)	0.03	0.04	0.14	0.15
Net profit (loss) (CDN$ millions)	(0.2)	4.1	9.5	10.3
Net profit per share ($)	0.00	0.03	0.06	0.08
Average realized gold price (CDN$ per oz / US$ per oz)	1,678/1,641	1,378 / 1,361	1,561/1,578	1,238/1,195
Cash costs (CDN$ per oz / US$ per oz)(1)	1,130/ 1,105	597 / 589	908/918	709/689

For the year ended December 31, 2011, the Company recorded a net profit of $9.5 million, or $0.06 per share.  This compares to a net profit of $10.3 million, or $0.08 per share, in 2010.  This decrease was attributable to increased production costs offset by an increase in the price of gold year over year.

For the year ended December 31, 2011, cash flow from operations (1) before net changes in non-cash operating working capital increased 14% to $22.2 million, or $0.14 per common share, from $19.8 million, or $0.15 per common share, for the year ended December 31, 2010.

Gold revenue generated in 2011 was $69.7 million, a 24% increase over the $56.0 million reported for the same period in 2010.  This was a result of improved Canadian dollar gold prices realized $1,561 (US $1,578); December 31, 2010 - $1,273 (US $1,236).

For the year ended December 31, 2011, mine production costs of $40.5 million (2010 - $31.2 million) were 30% higher year over year.  This increase was attributable to increased spending on consumable supplies and labour. Total Canadian dollar cash cost per ounce of gold (1) for 2011 increased 28% to CDN $908 (US $918) per ounce from CDN $709 (US $688) during 2010. During 2011, cash operating cost per ounce was negatively impacted by the 14 day mill shut down during the first quarter of 2011, increased throughput from the lower grade Santoy 8 Mine, and development constraints at Seabee Deep.

The combination of strong average realized gold prices per ounce during 2011 has offset the increased mine operating costs, year over year, resulting in improved operating cash flow for the Company.  During 2011, net cash margin (1) improved by 16% to $653 per ounce from $564 per ounce in 2010.

During 2011, the Company continued its focus on further improving its balance sheet.  At December 31, 2011, the Company had total cash and cash equivalents of $2.5 million and short-term investments of $33.2 million.  Working capital at December 31, 2011 was $42.4 million (December 31, 2010 - $13.5 million).

Selected Quarterly Financial Data

For the quarter ended December 31, 2011, the Company recorded a net loss of $0.2 million, or $0.00 per share, compared to a net profit of $4.1 million, or $0.03 per share, for the comparable period in 2010. Cash flow from operations during the fourth quarter was $4.4 million, or $0.03 per share, compared to $6.2 million, or $0.04 per share, for the same period in 2010.

Gold revenue generated during the fourth quarter was $19.9 million, a 34% increase over the $14.9 million reported for the same period in 2010.  This was a result of increased gold sales volume compared to 2010 (Q4 2011 - 11,855 ounces; Q4 2010 - 10,844 ounces) and improved Canadian dollar gold prices realized Q4 2011 - $1,678 (US $1,641); Q4 2010 - $1,378 (US $1,361).

For the three months ended December 31, 2011, total mine operating costs were $13.4 million, up $6.9 million period over period.  This variance is attributable to increases in labour costs, maintenance and supplies combined with a decrease in grade. Canadian dollar cash operating cost per ounce:  Q4 2011 - CDN $1,130 (US $1,105); Q4 2010 - CDN $597 (US $589).

Operations:

For the year ended December 31, 2011, Claude milled 257,181 tonnes at a grade of 5.68 grams of gold per tonne (2010 - 203,958 tonnes at 7.55 grams of gold per tonne). Produced ounces in 2011 were down 5% to 44,756 compared to 47,270 ounces in 2010.  These results are attributable to increased throughput from the lower grade Santoy 8 Mine, development constraints at Seabee Deep, a 14 day mill shutdown in the first quarter and a lighting strike to the head frame in the third quarter. Mill recoveries of 95.3%, were relatively unchanged period over period.

Operating Highlights
	Three Months December 31 2011	Three Months December 31 2010	Twelve Months December 31 2011	Twelve Months December 31 2010
Tonnes Milled	74,456	57,155	257,181	203,958
Head grade (grams per tonne)	4.97	7.54	5.68	7.55
Recovery (%)	94.7	95.4	95.2	95.3
Gold produced (ounces) (2)	11,269	13,216	44,756	47,270
Gold sold (ounces) (3)	11,855	10,844	44,632	44,003
Production costs (CDN$ million)	13.4	6.5	40.5	31.2

Exploration Highlights

The Company's mineral resources at its Seabee Gold Operation included Measured and Indicated Mineral Resources of 70,600 ounces and Inferred Mineral Resources totalling 873,400 ounces.  The Inferred Mineral Resource base at Seabee Gold Operation increased 236%. The inclusion of the L62 Zone and Santoy Gap deposits into Mineral Reserves and Mineral Resources came only six and nine months after their respective discoveries. More importantly, these discoveries are in close proximity to current mining infrastructure and will be integrated into an updated life of mine plan anticipated during the third quarter.  The increase in resource ounces in 2011 demonstrates the potential that exists at the Seabee Gold Operation.

At December 31, 2011, proven and probable reserves in the Seabee Gold Operation were 2,059,000 tonnes, grading 5.37 grams per tonne or 355,600 ounces of gold.  Compared to December 31, 2010, this represents a 5% increase in reserve tonnage and 1% increase in reserve ounces. This modest increase is largely attributable to L62 transition into the probable reserve classification offset by production activities.

Table 1: Seabee Gold Operation Mineral Reserves and Mineral Resources
Proven and Probable Reserves
Projects	December 31, 2011			December 31, 2010
	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee Santoy 8	1,062,900 997,100	6.58 4.08	224,900 130,600	887,100 1,079,900	6.69 4.66	190,800 161,900
Totals	2,059,900	5.37	355,600	1,967,100	5.58	352,600
Measured and Indicated Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Seabee Santoy 8 Porky Main Porky West	127,400 12,600 160,000 111,000	4.65 5.04 7.50 3.10	19,000 2,000 38,600 11,000	- - 160,000 111,000	- - 7.50 3.10	- - 38,600 11,000
Totals	410,900	5.35	70,600	271,000	5.70	49,600
Inferred Mineral Resources
Projects	Tonnes	Grade (g/t)	Ozs	Tonnes	Grade (g/t)	Ozs
Santoy Gap Seabee Santoy 8 Porky Main Porky West	2,321,000 813,900 850,000 70,000 138,300	6.63 6.83 5.46 10.43 6.03	495,000 178,800 149,300 23,500 26,800	- 705,500 384,800 70,000 138,300	- 6.33 5.35 10.43 6.03	- 143,600 66,200 23,500 26,800
Totals	4,193,200	6.48	873,400	1,298,600	6.23	260,100

Footnotes to the Mineral Resource Statement:

•         Mineral resources and reserves at Seabee are reported at a cut-off of 4.55 grams of gold per tonne and at Santoy 8, Santoy Gap, Porky Main and Porky West at a cut-off of 3.00 grams of gold per tonne, using a price of Can $1,400 per ounce of gold. All figures are rounded to reflect the relative accuracy of the estimates.

•         Mineral resources are not mineral reserves and do not have demonstrated economic viability. The resource and reserve evaluation work was completed by a team of geologists under the supervision of Brian Skanderbeg, P.Geo. and Peter Longo, P.Eng., both full time employees of Claude. Both have sufficient experience, which is relevant to the style of mineralization and type of deposit under consideration and to the activities undertaken to qualify as a Qualified Person as defined by National Instrument 43-101.

Exploration:

Seabee Gold Operation

Exploration at the Seabee Gold Operation focused on drill testing of the newly discovered L62 deposit, drill testing at Neptune, Santoy Gap and near-mine targets as well as reconnaissance geochemical surveys in the Pine Lake area.

Amisk Gold Project

At the Amisk Gold Project, exploration drilling continued to expand and confirm the National Instrument 43-101 open-pit resource estimate.

Madsen Gold Project

At the Madsen Gold Project, the Company completed rehabilitation of the 16th level and Phase II of underground drilling of the 8 Zone commenced, with a two-rig 15,000 metre Phase II underground drilling program which ramped up early in the second quarter and continued throughout the third quarter.

2012 Exploration Program

Claude has budgeted approximately $15.5 million at the Seabee, Madsen and Amisk properties. At the Seabee Gold Operation, the Company plans to drill 130,000 metres (70,000 metres regionally and 60,000 metres underground) during 2012.  At the Madsen Gold Project, Claude has approved a 29,000 metre underground and surface exploration program. The program will include two underground rigs and one surface rig, targeting to complete 40 to 50 holes.  Exploration will focus on continued testing of the 8 Zone Trend as well as the McVeigh and Austin Tuff depth continuity.  Finally, at the 23,450 hectare Amisk Gold Project, Claude will update its National Instrument 43-101 resource calculation, conduct an external Preliminary Economic Assessment and further near-pit exploration.  Continued success from these programs should serve to: further extend the mine life at the Seabee Gold Operation, potentially improve the project economics at the company's Madsen and Amisk Gold Projects, and further increase the Company's total resource base.

Outlook

For 2012, and looking forward, the Company will continue to:

i)	Pursue best practices in the areas of safety, health and the environment;
ii)	Increase production and improve operating margins at the Seabee Gold Operation by investing in capital projects and equipment to further develop satellite deposits;
iii)	Sustain or increase reserves and resources at the Seabee Gold Operation through further exploration and development;
iv)	Advance surface and underground exploration drill programs at the Company's wholly-owned Madsen Exploration Project with continuation of Phase II of underground drilling from the 16th level drill platform; and
v)	Expand the scope of the Amisk Gold Project, and complete a preliminary economic assessment.

For 2012, forecasted gold production at the Seabee Operation is estimated to range from 50,000 to 52,000 ounces of gold.  Unit costs for 2012 are estimated to be similar to 2011.

Capital expenditures are expected to increase significantly with upgrades at the Seabee Gold Operation, including the extension of the Seabee shaft, mill and camp expansion and continued investment at Madsen.

A copy of Claude's Management's Discussion and Analysis as well as Claude's 2011 financial statements and notes can be viewed at www.clauderesources.com.  Further information relating to Claude Resources Inc. has been filed on SEDAR and may be viewed at www.sedar.com.

Conference Call and Webcast

We invite you to join our Conference Call and Webcast on April 2, 2012 at 11:00 AM Eastern Standard Time.

To participate in the conference call please dial 1-888-231-8191.  A replay will be available until April 9, 2012 at 11:59 PM ET by calling 1-855-859-2056 and entering the password 57187984.

To listen and view the webcast, please enter: http://www.newswire.ca/en/webcast/detail/928383/992011 in your web browser.

Claude is a public company based in Saskatoon, Saskatchewan, whose shares trade on the Toronto Stock Exchange (TSX-CRJ) and the NYSE Amex (NYSE Amex-CGR). Claude is a gold exploration and mining company with an asset base located entirely in Canada. Since 1991, Claude has produced over 973,000 ounces of gold from its Seabee mining operation in northeastern Saskatchewan. The Company also owns 100% of the 10,000 acre Madsen Property in the prolific Red Lake gold camp of northwestern Ontario and now owns 100% of the Amisk Gold Project in northeastern Saskatchewan.

Brian Skanderbeg, P.Geo., Vice President, Exploration, and Peter Longo, P.Eng., Manager, Capital Projects, Qualified Persons, have reviewed the contents of this news release for accuracy.

Footnotes:

(1)	Denotes a non-IFRS performance measure. For an explanation of non-IFRS performance measures, refer to the "Non-IFRS Performance Measures" section in the Company's MD&A filed on www.sedar.com.
(2)	2010 statistics include pre-production ounces produced and tonnes milled from Santoy 8.
(3)	2010 statistics exclude ounces sold from Santoy 8 as that project had not yet achieved commercial production.

CAUTION REGARDING FORWARD-LOOKING INFORMATION

All statements, other than statements of historical fact, contained or incorporated by reference in this news release and  constitute "forward-looking information" within the meaning of applicable Canadian securities laws and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 (referred to herein as "forward-looking statements").  Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage.  Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate" or "believes", or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results, "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

All forward-looking statements are based on various assumptions, including, without limitation, the expectations and beliefs of management, the assumed long-term price of gold, that the Company will receive required permits and access to surface rights, that the Company can access financing, appropriate equipment and sufficient labour, and that the political environment within Canada will continue to support the development of mining projects in Canada.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Claude to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  actual results of current exploration activities; environmental risks; future prices of gold; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour issues and other risks of the mining industry; delays in obtaining government approvals or financing or in the completion of development or construction activities; and other risks and uncertainties, including but not limited to those discussed in the section entitled "Business Risk" in this news release.  These risks and uncertainties are not, and should not be construed as being, exhaustive.

Although Claude has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.  There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements.  Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements in this news release are made as of the date of this news release, being March 30, 2012 and, accordingly, are subject to change after such date.  Except as otherwise indicated by Claude, these statements do not reflect the potential impact of any non-recurring or other special items that may occur after the date hereof.  Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment.

Claude does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

A copy of Claude's Management's Discussion and Analysis as well as Claude's 2011 financial statements and notes can be viewed at www.clauderesources.com.  Further information relating to Claude has been filed on SEDAR and may be viewed at www.sedar.com.

%CIK: 0001173924

For further information:

Neil McMillan, President & CEO
Phone: (306) 668-7505
or
Marc Lepage, Manager, Investor Relations
Phone: (306) 668-7505

Email: ir@clauderesources.com
Website: www.clauderesources.com

CO: CLAUDE RESOURCES INC.

CNW 17:32e 30-MAR-12